Exhibit 21.1

Subsidiaries

Jurisdiction of Incorporation
Sportsman’s Warehouse Holdings, Inc.	Delaware

Sportsman’s Warehouse, Inc.	Utah

Sportsman’s Warehouse Southwest, Inc.	California

Pacific Flyway Wholesale, LLC	Delaware

The American Parts Company, LLC	Delaware

OnAdventure, LLC	Delaware

Minnesota Merchandising Corp.	Minnesota